November 19, 2008

Patricia Nachtigal, Esq.
Senior Vice President and General Counsel
c/o Ingersoll-Rand Company
155 Chestnut Ridge Road
Montvale, New Jersey 07645

>   **Re: Ingersoll-Rand Company Limited**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Filed February 29, 2008**
>   **File No. 1-16831**
>   **Response Letters Dated September 5, 2008, October 8, 2008, and**
>   **November 14, 2008**

Dear Ms. Nachtigal:

        We refer you to our comment letters dated July 24, 2008, September 18, 2008, and October 15, 2008 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

                        Sincerely,

                        Cecilia Blye, Chief
                        Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance